

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Jiawen Miao
Chief Executive Officer
Harden Technologies Inc.
Building 8, No. 6 Jingye Road
Zhongshan City
PR China 528400

**Re: Harden Technologies Inc.**
**Amendment No. 2 to Registration Statement on Form F-1**
**Filed July 13, 2023**
**File No. 333-269755**

Dear Jiawen Miao:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Form F-1

Note 3. Short-term Investment, page F-19

1.   We note your disclosure that short-term investments consist of "financial products by Industrial Bank," which according to page F-10, "mainly represents marketable securities with an original maturity of three months to one year." Please describe in greater detail here, and in your fair value footnote, the nature and terms of your financial products for the period presented. If applicable, please tell us your consideration of the information required by ASC 320-10-50. Revise your discussion of liquidity and capital resources on page 61 to expand and clarify the disclosure of these products comprising your short-term investments.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Bradley A. Haneberg